Brenton Mortgages, Inc.
2805 Beaver Avenue, P.O. Box 133
Des Moines, Iowa 50310-0379
(515) 237-5412 Fax: (515) 237-5477
(800) 562-1247

(LOGO)

As of and for the year ended December 31, 1998, Brenton Mortgages, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Brenton Mortgages, Inc. had in effect a fidelity bond in the amount of $45,000,000 aggregate, $15,000,000 single loss, and $100,000 deductible and an errors and omissions policy in the amount of $2,500,000 aggregate,$2,500,000 single loss, and $1,000 deductible.

John Maier
Vice President, Loan Administration

1-8-99
Date

Mark Hoffschneider
President

1/8/99
Date

brp: yearend